SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Socket Mobile, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83368E200
(CUSIP Number)

Charlie Bass

c/o Socket Mobile, Inc.

39700 Eureka Drive

Newark, CA 94560

(510) 933-3000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 31, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 83368E200
(1) Names of Reporting Persons Charlie Bass
(2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3) SEC Use Only
(4) Source of Funds (See Instructions) PF
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
(6) Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
1,988,582 shares (1)
(8) Shared Voting Power
0 shares (1)
(9) Sole Dispositive Power
1,988,582 shares (1)
(10) Shared Dispositive Power
0 shares (1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,988,582 shares (1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13) Percent of Class Represented by Amount in Row (11) 28.6% (2)
(14) Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 1,098,151 shares of Common Stock held by The Bass Trust U/D/T April 29, 1988 (the “Bass Trust”), (ii) a maximum of 684,931 shares of Common Stock issuable to the Bass Trust upon conversion of the convertible subordinated secured promissory described under Item 3 of this filing (the “Note”), and (iii) up to 205,500 shares of Common Stock issuable upon exercise of stock options held by Mr. Bass that may be acquired within 60 days of the date of this filing.

(2) Percentage calculated based on 6,941,086 shares of common stock of Socket Mobile, Inc. deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Common Stock owned by Mr. Bass pursuant to SEC Rule 13d-3(d)(1)(i), and which consists of (i) 6,050,655 shares of Common Stock outstanding as of August 7, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2020, (ii) 684,931 shares of Common Stock underlying the Note held by the Bass Trust, and (iii) the 205,500 shares of Common Stock underlying the stock options held by Mr. Bass that may be acquired within 60 days of the date of this filing.

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Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on March 26, 1998 and the Amendment No. 1 to the Schedule 13D filed on March 3, 1999 (collectively, the “Original Schedule 13D”), relating to the Common Stock (the “Common Stock”) of Socket Mobile, Inc. (the “Issuer”).

The Original Schedule 13D was filed by Bass Associates, a limited partnership, on behalf of Charlie Bass, who was named as the reporting person in the filing. At the time of the filing of the Original Schedule 13D, The Bass Trust U/D/T April 29, 1988 (the “Bass Trust”) was a general partner of Bass Associates, and exercised voting and investment discretion over the holdings of Bass Associates. Bass Associates was dissolved in 2000, and its shares of Common Stock were distributed to its limited partners, over which, other than 7,756 shares of Common Stock (on a post-stock split adjusted basis) distributed to the Bass Trust, Mr. Bass was and is not the beneficial owner. Mr. Bass is the trustee of the Bass Trust, holds voting and dispositive powers, and is the beneficial owner of its holdings.

The information reported in the Original Schedule 13D remains in effect, except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 1.	Security and Issuer.

This Amendment relates to shares of Common Stock of the Socket Mobile, Inc., whose principal executive offices are located at 39700 Eureka Dr., Newark, CA 94560.

Item 2.	Identity and Background

Paragraphs (b) and (c) of Item 2 of the Original Schedule 13D are amended and restated in their entirety as follows:

(b)       The business address of Mr. Bass is c/o Socket Mobile, Inc., 39700 Eureka Drive, Newark, CA 94560.

(c)       Mr. Bass is Chairman of the Board of Directors of the Issuer, whose business address is 39700 Eureka Drive, Newark, CA 94560.

Item 3.	Source and Amount of Funds or other Consideration.

The ownership of shares of Common Stock previously reported in the Original Schedule 13D is hereby amended to include the following transaction:

•	On August 31, 2020, the Bass Trust purchased a convertible subordinated secured promissory note from the Issuer in the principal amount of $1,000,000 (the “Note”). The Note carries a 10% annual interest rate and has a maturity date of August 30, 2023. The principal amount of the Note is convertible at the option of the holder into a maximum of 684,931 shares of Common Stock at any time on or prior to the maturity date. The Bass Trust used its own funds to purchase the Note. Mr. Bass is the beneficial owner of the Note and has the sole power to dispose or direct the disposition of the Note.

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Item 4.	Purpose of Transaction.

The acquisition of the Note by the Bass Trust was for investment purposes only. At the time of the filing of this Amendment, Mr. Bass has no present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. Mr. Bass is a director of the Issuer, and this Amendment, the disclosures herein, and any future amendments hereto are not intended to, and do not, make disclosures with respect to transactions in which the Issuer may engage to which Mr. Bass is not a party or other matters that Mr. Bass may learn of or be involved with in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)       Mr. Bass is the beneficial owner of 1,988,582 shares of Common Stock consisting of (i) 1,098,151 shares of Common Stock held by the Bass Trust, (ii) a maximum of 684,931 shares of Common Stock issuable to the Bass Trust upon conversion of the Note, as described under Item 3 above, and (iii) up to 205,500 shares of Common Stock issuable upon exercise of stock options held by Mr. Bass that may be acquired within 60 days of the date of this Amendment.

Such shares of Common Stock, collectively, represent 28.6 % of the 6,941,086 shares of Common Stock deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Common Stock owned by Mr. Bass pursuant to SEC Rule 13d-3(d)(1)(i), and which consists of (i) 6,050,655 shares of Common Stock outstanding as of August 7, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2020, (ii) 684,931 shares of Common Stock underlying the Note held by the Bass Trust, and (iii) 205,500 shares of Common Stock underlying the stock options held by Mr. Bass that may be acquired within 60 days of the date of this Amendment.

(b)        Mr. Bass has sole power to vote and dispose of all shares of Common Stock beneficially owned by Mr. Bass.

(c)       Except as reported herein, Mr. Bass has not engaged in any transactions in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Mr. Bass has entered into a revocable trust agreement for estate planning purposes that governs his beneficial ownership and voting and dispositive power over the holdings of the Bass Trust. Pursuant to the revocable trust agreement, Mr. Bass may also revoke the trust at his sole discretion.

Mr. Bass currently holds stock options to purchase an aggregate of 215,500 shares of Common Stock, of which options to purchase 205,500 shares are exercisable within 60 days of the date of this filing.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1      Form of Secured Convertible Note (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Company on September 1, 2020)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2020
Date

/s/ Charlie Bass
Signature

Charlie Bass
Name/Title

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